Exhibit 99.1

ITW NEWS RELEASE

ITW Reports Diluted Net Income Per Share of $1.24 in 2011 First Quarter; Excluding One-Time Tax Benefit in the First Quarter, Earnings Total $0.91 Per Share; First Quarter Total Revenues Increase 17.4 Percent and Organic Revenues Grow 11.7 Percent; Company Raises Full-Year Earnings Forecast to Range of $4.16 to $4.34

GLENVIEW, ILLINOIS—April 26, 2011—Illinois Tool Works Inc. (NYSE:ITW) today reported first quarter 2011 diluted net income per share of $1.24, an 88 percent increase compared to the 2010 first quarter. Excluding a one-time tax benefit of $0.33 associated with the settlement of an Australian tax case in the 2011 first quarter, earnings of $0.91 per share would have been 30 percent higher than the year-ago adjusted period. As previously announced, the Company eliminated the one month lag for the reporting of its international operations effective January 1, 2011. All 2011 and 2010 results as well as 2011 forecasts reflect this change.

First quarter 2011 financial highlights versus the prior year period included:

Total revenues of $4.388 billion increased 17.4 percent.

Organic or base revenues grew 11.7 percent, with North American organic revenues increasing 12.2 percent and international organic revenues growing 11.0 percent.

Acquisitions net of divestitures added 4.2 percent and currency translation contributed 1.6 percent to total revenues.

Operating income of $682.6 million increased 26.0 percent and net income of $623.1 million grew 86.7 percent.

Operating margins of 15.6 percent increased 110 basis points, with base businesses contributing 90 basis points of improvement.

Operating highlights for the 2011 first quarter compared to the year-ago period included:

Total revenues for the Power Systems and Electronics segment increased 20.8 percent. Organic revenues grew 16.4 percent based on strong end market demand and market penetration gains associated with a number of businesses. Worldwide welding organic revenues increased 23.0 percent, with North American welding organic revenues growing 27.4 percent and international welding organic revenues increasing 12.7 percent. Demand from heavy-equipment OEM's continued to boost welding revenues. Organic revenues for the PC board fabrication business grew 16.0 percent due to strong demand for consumer electronics products. The Company's other electronics units grew organic revenues 5.3 percent in the quarter. Segment operating margins of 21.0 percent improved 150 basis points.

Total revenues for the Transportation segment grew 23.6 percent. Segment organic revenues increased 15.1 percent largely due to ongoing strength in automotive OEM car builds as well as new product penetration. While worldwide automotive OEM organic revenues grew 15.7 percent in the first quarter, North American and European car builds increased 11 percent versus the year-ago period. Segment operating margins of 15.9 percent improved 80 basis points.

"We were extremely pleased with our strong financial performance in the 2011 first quarter," said David B. Speer, chairman and chief executive officer. "Our total revenue increase of 17 percent was driven by double-digit organic growth, underlying both the strength in many of our worldwide end markets and our ongoing market penetration gains. We believe that most of our end markets will remain relatively strong throughout the remainder of 2011."

Based on first quarter results and anticipated end market conditions for the remainder of the year, the Company is increasing its full-year 2011 diluted net income per share forecast to be in a range of $4.16 to $4.34. The full-year forecast includes the $0.33 per share one-time benefit recorded in the 2011 first quarter. It also includes full-year operating results from the finishing group that is expected to be sold to Graco Inc. no sooner than June of 2011. The 2011 full-year forecast assumes a total revenue growth range of 16 percent to 18 percent. For the 2011 second quarter, the Company is forecasting diluted net income per share to be in a range of $0.99 to $1.05. The 2011 second quarter forecast assumes a total revenue growth range of 17 percent to 20 percent.

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding diluted net income per share, end markets, market penetration, total revenue growth, organic or base revenue growth, and future growth prospects. The statements are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated. Such factors are contained in ITW's Form 10-K for 2010.

With nearly 100 years of history, Illinois Tool Works Inc. is a Fortune 200 global diversified industrial manufacturer. The Company's value-added consumables, equipment and service businesses serve customers in developed as well as emerging markets around the globe. ITW's key business platforms, including welding, automotive OEM, industrial packaging, food equipment, construction, polymers and fluids, test and measurement, electronics, decorative surfaces and automotive aftermarket, employ more than 60,000 people worldwide. ITW's revenues totaled $15.8 billion in 2010, with more than half of these revenues generated outside of the United States.

Contact: John Brooklier, 847-657-4104 or jbrooklier@itw.com

Illinois Tool Works Inc.
(In thousands except per share data)

		Three Months Ended March 31,		
Statement of Income		**2011**		**2010**
Operating Revenues	$	4,387,579	$	3,737,601
Cost of revenues		2,826,692		2,389,204
Selling, administrative, and R&D expenses		821,912		753,922
Amortization and impairment of goodwill and other intangible assets		56,367		52,934
Operating Income		682,608		541,541
Interest expense		(44,025)		(44,373)
Other income		5,557		4,637
Income Before Taxes		644,140		501,805
Income taxes		21,000		168,000
Net Income	$	623,140	$	333,805
Net Income Per Share:				
Basic		$ 1.25		$ 0.66
Diluted		$ 1.24		$ 0.66
Shares outstanding during the period:				
Average		498,562		502,424
Average assuming dilution		502,710		505,014

		Three Months Ended March 31,		
Estimated Free Operating Cash Flow		**2011**		**2010**
Net cash provided by operating activities	$	144,599	$	274,820
Less: Additions to PP&E		(88,353)		(59,181)
Free operating cash flow	$	56,246		215,639

Illinois Tool Works Inc.
(In thousands)

Statement of Financial Position		March 31, 2011		December 31, 2010
Assets				
Cash & equivalents	$	1,084,470	$	1,186,367
Trade receivables		2,981,230		2,581,592
Inventories		1,824,081		1,634,856
Deferred income taxes		311,755		301,486
Prepaids and other current assets		394,887		266,187
Total current assets		6,596,423		5,970,488
Net plant & equipment		2,122,296		2,066,156
Investments		430,978		440,760
Goodwill		5,155,644		4,971,818
Intangible assets		2,079,830		1,731,016
Deferred income taxes		613,417		615,326
Other assets		642,618		616,747
	$	17,641,206	$	16,412,311
Liabilities and Stockholders' Equity				
Short-term debt	$	750,773	$	326,236
Accounts payable		866,654		749,489
Accrued expenses		1,391,481		1,391,396
Cash dividends payable		170,017		169,233
Income taxes payable		66,496		386,498
Deferred income taxes		4,135		—
Total current liabilities		3,249,556		3,022,852
Long-term debt		2,597,310		2,542,087
Deferred income taxes		111,773		194,590
Other liabilities		1,303,265		1,080,783
Total noncurrent liabilities		4,012,348		3,817,460
Common stock		5,408		5,385
Additional paid-in capital		573,721		460,806
Income reinvested in the business		10,861,069		10,407,946
Common stock held in treasury		(1,740,858)		(1,740,682)
Accumulated other comprehensive income		667,534		427,155
Noncontrolling interest		12,428		11,389
Total stockholders' equity		10,379,302		9,571,999
	$	17,641,206	$	16,412,311